SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Lawson Software Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

520780 10 7
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP NO. 520780 10 7	Page 2 of 10

1.                                      Name of reporting persons
Cerullo Family Limited Partnership

I.R.S. Identification Nos. of above persons (entities only)

2.                                    Check the appropriate box if a member of a group

(a)                         ☐

(b)                        ☐

3.             SEC use only

4.                                      Citizenship or place of organization
Minnesota

Number of shares beneficially owned by each reporting person with

5.                                 Sole voting power

0

6.                                 Shared voting power
3,939,483

7.                                 Sole dispositive power

0

8.                                 Shared dispositive power
3,939,483

9.                                      Aggregate amount beneficially owned by each reporting person

3,939,483

10.                               Check if the aggregate amount in Row (9) excludes certain shares         ☐

11.                               Percent of class represented by amount in Row 9

2.2%

12.                               Type of reporting person

PN

CUSIP NO. 520780 10 7	Page 3 of 10

1.                                      Name of reporting persons

Cerullo Charitable Remainder Trust #1 UAD 12/21/2007

                                                I.R.S. Identification Nos. of above persons (entities only)

2.                                      Check the appropriate box if a member of a group

(a)                         ☐

(b)                        ☐

3.             SEC use only

4.             Citizenship or place of organization

Minnesota

Number of shares beneficially owned by each reporting person with

5.                                 Sole voting power

1,927,864

6.                                 Shared voting power

0

7.                                 Sole dispositive power

1,927,864

8.                                 Shared dispositive power

0

9.                                      Aggregate amount beneficially owned by each reporting person

1,927,864

10.                               Check if the aggregate amount in Row (9) excludes certain shares         ☐

11.                               Percent of class represented by amount in Row 9

1.1%

12.                               Type of reporting person

OO

CUSIP NO. 520780 10 7	Page 4 of 10

1.                                      Name of reporting persons

Cerullo Charitable Remainder Trust #2 UAD 12/21/2007

                                                I.R.S. Identification Nos. of above persons (entities only)

2.                                      Check the appropriate box if a member of a group

(a)                             ☐

(b)                            ☐

3.             SEC use only

4.                                      Citizenship or place of organization
Minnesota

Number of shares beneficially owned by each reporting person with

5.                                 Sole voting power
473,940

6.                                 Shared voting power

0

7.                                 Sole dispositive power
473,940

8.                                 Shared dispositive power

0

9.                                      Aggregate amount beneficially owned by each reporting person

473,940

10.                               Check if the aggregate amount in Row (9) excludes certain shares         ☐

11.                               Percent of class represented by amount in Row 9

0.3%

12.                               Type of reporting person

OO

CUSIP NO. 520780 10 7	Page 5 of 10

1.                                      Name of reporting persons

John J. Cerullo

I.R.S. Identification Nos. of above persons (entities only)

2.                                      Check the appropriate box if a member of a group

(a)                         ☐

(b)                        ☐

3.             SEC use only

4.             Citizenship or place of organization

US

Number of shares beneficially owned by each reporting person with

5.                                 Sole voting power
2,401,804

6.                                 Shared voting power
8,596,787

7.                                 Sole dispositive power
2,401,804

8.                                 Shared dispositive power
8,596,787

9.                                      Aggregate amount beneficially owned by each reporting person

10,998,591

10.                               Check if the aggregate amount in Row (9) excludes certain shares         ☐

11.                               Percent of class represented by amount in Row 9

6.2%

12.                               Type of reporting person

IN

CUSIP NO. 520780 10 7	Page 6 of 10

1.                                      Name of reporting persons

Geraldine F. Cerullo

                                                I.R.S. Identification Nos. of above persons (entities only)

2.                                      Check the appropriate box if a member of a group

(a)                         ☐

(b)                        ☐

3.             SEC use only

4.             Citizenship or place of organization

US

Number of shares beneficially owned by each reporting person with

5.                                 Sole voting power

0

6.                                 Shared voting power
8,596,787

7.                                 Sole dispositive power

0

8.                                 Shared dispositive power
8,596,787

9.                                      Aggregate amount beneficially owned by each reporting person

8,596,787

10.                               Check if the aggregate amount in Row (9) excludes certain shares         ☐

11.                               Percent of class represented by amount in Row 9

4.8%

12.                               Type of reporting person

IN

CUSIP NO. 520780 10 7	Page 7 of 10
Item 1(a)-(b).

Name of issuer:  This statement relates to the common stock of Lawson Software, Inc. (the “Issuer”). The Issuer is a Delaware corporation with its principal executive office located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

Item 2(a).

Names of person filing:  This statement is filed on behalf of the Cerullo Family Limited Partnership, a Minnesota limited partnership (the “Partnership”), the Cerullo Charitable Remainder Trust #1 UAD 12/21/2007 (“Trust No. 1”), the Cerullo Charitable Remainder Trust #2 UAD 12/21/2007 (“Trust No. 2,” and together with Trust No. 1, the “Trusts”) and by John J. Cerullo and Geraldine F. Cerullo, each individually (the “Holders”).

Item 2(b).

Address of principal business office:  The principal business address of the Partnership is 590 Park Street, #6, Capitol Professional Building, St. Paul, Minnesota 55103. The principal business address of the Trusts is 1034 Ocean Blvd, Hampton, NH 03842-1500. John J. Cerullo and Geraldine F. Cerullo’s principal address is c/o Eric D. Marchland, Meadow Owens, et al, 901 Main Street, Suite 3700, Dallas, TX 75202.

Item 2(c).	Citizenship: The Partnership was organized in the State of Minnesota. The Trusts were organized in the State of New Hampshire. The Holders are each a citizen of the United States of America.

Item 2(d).	Title of class of securities: Common Stock, par value $.01

Item 2(e).	CUSIP No.: 520780 10 7

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable

Item 4(a)-(c).	Ownership:

Owner	Amount Beneficially	Percent of	Sole Voting	Shared Voting	Sole Dispositive	Shared Dispositive
	Owned	Class	Power	Power	Power	Power
Partnership (1)	3,939,483	2.6%	-	3,939,483	-	3,939,483
Trust No. 1 (2)	1,927,864	1.1%	1,927,864	-	1,927,864	-
Trust No. 2 (2)	473,940	0.3%	473,940	-	473,940	-
J. Cerullo (3)	10,998,591	6.2%	2,401,804	8,596,787	2,401,804	8,596,787
G. Cerullo (3)	8,596,787	4.8%	-	8,596,787	-	8,596,787

(1)	Shares are jointly owned by the Holders through the Partnership.
(2)

Mr. Cerullo, the sole trustee for each of the Trusts, holds sole voting power and sole dispositive power over the shares held in the Trusts. The term of Trust No. 1 extends for the longer of the life of Mr. Cerullo or the life of Mrs. Cerullo. The term of Trust No. 2 extends for 13 months from December 27, 2007. Upon the termination of each trusts, the shares remaining in such trust will be given to charity.

CUSIP NO. 520780 10 7	Page 8 of 10

(3)          For each Holder, includes 4,657,304 shares held by JGC Investments Limited Partnership.  For Mr. Cerullo, includes 2,401,804 shares held in the Trusts, for which he is the trustee.

Item 5.	Ownership of 5 percent or Less of a Class: Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.

Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

CUSIP NO. 520780 10 7	Page 9 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 27, 2008

CERULLO FAMILY LIMITED PARTNERSHIP

By:	/s/ John J. Cerullo
John J. Cerullo, General Partner

CHARITABLE REMAINDER TRUST #1 UAD 12/21/2007

By:	/s/ John J. Cerullo
John J. Cerullo, Trustee

CHARITABLE REMAINDER TRUST #2 UAD 12/21/2007

By:	/s/ John J. Cerullo
John J. Cerullo, Trustee

/s/ John J. Cerullo
John J. Cerullo

/s/ Geraldine F. Cerullo
Geraldine F. Cerullo